COBHAM

RECEIVED

2006 DEC 14 P 1:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cobham plc, Brook Road
Wimborne, Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Our ref: L/COB/88.2/20098

8th December 2006

06019242

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA

PROCESSED SUPPL

DEC 20 2006

THOMSON FINANCIAL

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Notice of allotment of shares or securities on Form 88(2) dated 15 November 2006.
2. Notice of allotment of shares or securities on Form 88(2) dated 22 November 2006.
3. Notice of allotment of shares or securities on Form 88(2) dated 27 November 2006.
4. Notice of allotment of shares or securities on Form 88(2) dated 8 December 2006.
5. General Purposes Committee resolution x 3 allotting securities dated 15 November 2006.
6. General Purposes Committee resolution allotting securities dated 27 November 2006.
7. General Purposes Committee resolution allotting securities dated 7 December 2006.
8. Stock Exchange announcement dated 4 December 2006 relating to director/ PDMR shareholding.
9. Stock Exchange announcement dated 4 December 2006 relating to holding(s) in company.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

J M Pope
Company Secretary/Solicitor

dlw 12/15

SECRETARIAT

RECEIVED

2006 DEC 14 P 1:4?

OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Please complete in typescript, or in bold black capitals
CHFP029

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	15	11	2006			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	325,620		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode EC3P 3DB	Class of shares allotted: Ordinary 2.5p, £,	Number allotted: 53,340
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode EC3P 3DB	Class of shares allotted: Ordinary 2.5p, £,	Number allotted: 22,000
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode EC3P 3DB	Class of shares allotted: Ordinary 2.5p, £,	Number allotted: 250,280
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed JMPOPE. Date 15 | 11 | 06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

SECRETARIAT

88(2)

Please complete in typescript, or in bold black capitals
CHFP029

RECEIVED
2006 DEC 14 P 1:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	21	11	2006			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	11,197		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address UK Postcode	Class of shares allotted: Ordinary 2.5p, £,	Number allotted: 11,197
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] JIM POPE Date 22/11/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE,
DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Closure report dated: 15th November 2006
Originator: Yorkshire Building Society

Schedule 1 to
General Purposes Committee Minute dated 21 November 2006

Account Number	GrantDate	Term	Option Price	Share Premium	Title	Surname	Initials	Exercised Shares	Cost	Address1	Address2	Address3	Address4	Postcode	Forenames	Location
004829617363	141102	5	0.769	0.744	MR	HOGAN	PA	4460	3,429.74	BROOME	ABINGDON ROAD	TUBNEY	ABINGDON	OX13 5QQ	PAUL ANTHONY	CEL
005174255964	141103	5	0.939	0.914	MR	HOGAN	PA	2120	1,990.68	BROOME	ABINGDON ROAD	TUBNEY	ABINGDON	OX13 5QQ	PAUL ANTHONY	CEL
005774170866	151105	3	1.24	1.215	MR	HOGAN	PA	967	1,199.08	BROOME	ABINGDON ROAD	TUBNEY	ABINGDON	OX13 5QQ	PAUL ANTHONY	CEL
008870884965	161104	3	1.076	1.051	MR	MERCER	JL	410	441.16	29 HIGHFIELD ROAD	KILBURN	BELPER		DE56 0LT	JONATHAN	ATLAS
004630158463	141102	3	0.769	0.744	MR	WITCHER	C	3240	2,491.56	314 RINGWOOD ROAD	POOLE			BH14 0RY	COLIN	FRL
Totals								11197	£9,552.22							

SECRETARIAT

88(2)

Please complete in typescript, or in bold black capitals
CHFP029

RECEIVED
2006 DEC 14 P 1:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	27	11	2006			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	31,210		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details | Shares and share class allotted

Shareholder details	Class of shares allotted	Number allotted
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)		
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 2.5p, £,	31,210
UK Postcode EC3P 3DB		
Name		
Address		
UK Postcode		
Name		
Address		
UK Postcode		
Name		
Address		
UK Postcode		
Name		
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] J M POPE Date 27/11/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	07	12	2006			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	36,820		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 8234923

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 2.5p, £,	36,820
UK Postcode EC3P 3DB		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] JM POPE Date 08/12/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at the offices of Atlantic Positioning Systems, Tampa, Florida, USA on 15th November 2006

Present:	**A E Cook**	**-**	**Chairman**
	W G Tucker	**-**	

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 **The Cobham Executive Share Option Scheme (1994) – [Un-approved ("U")]**

Date of Grant	**Name**	**Date of Notice**	**No. of Shares**	**Subscription Price**
20.11.01	J McNulla	15.11.06	74,330 ("U")	£80,499.39
29.10.02	"	"	82,550 ("U")	£75,257.53
30.10.03	"	"	93,400 ("U")	£110,756.52

1.2 It was resolved that a total of 250,280 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	**No. of Shares**	**Premium per Share (p)**
J McNulla	74,330	105.800
	82,550	88.666
	93,400	116.083

1.3 It was further resolved that the secretary be instructed:

1.3.1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 250,280 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01;

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....

Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at the offices of Atlantic Positioning Systems, Tampa, Florida, USA on 15th November 2006

Present:	A E Cook	-	Chairman
	W G Tucker	-	

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 **The Cobham Executive Share Option Scheme (1994) – [approved ("A")]**

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
30.10.03	T Cook	15.11.06	22,000 ("A")	£26,088.26

1.2 It was resolved that a total of 25,290 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (p)
T Cook	22,000	116.083

1.3 It was further resolved that the secretary be instructed:

1.3.1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 22,000 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01;

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....
Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at the offices of Atlantic Positioning Systems, Tampa, Florida, USA on 15th November 2006

Present:	A E Cook	-	Chairman
	W G Tucker	-	

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 **The Cobham Executive Share Option Scheme (1994) – [Un-approved ("U")]**

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
30.10.03	D Taylor	15.11.06	53,340 ("U")	£63,252.17

1.2 It was resolved that a total of 53,340 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (p)
D Taylor	53,340	116.083

1.3 It was further resolved that the secretary be instructed:

1.3.1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 53,340 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01;

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....

Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 27th November 2006

Present:	**A E Cook - Chairman**
	W G Tucker
Secretary:	**J M Pope**

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Unapproved ("U")]

Date of Grant	**Name**	**Date of Notice**	**No. of Shares**	**Subscription Price**
20.11.01	R K Hennig	23.11.06	15,150	£16,407.45
29.10.02	"	"	16,060	£14,641.26

It was resolved that a total of 31,210 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	**No. of Shares**	**Premium per Share (£)**
R K Hennig	15,150	£1.058
"	16,060	£0.88666

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 31,210 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

[signature]

....

Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at 11, Stanhope Gate, London W1K 1AM on 7th December 2006

Present:	**A E Cook**	**-**	**Chairman**
	W G Tucker	**-**	
In attendance:	**J M Pope**	**-**	**Secretary by phone & fax**

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 **The Cobham Executive Share Option Scheme (1994) – [Un-approved ("U")]**

Date of Grant	**Name**	**Date of Notice**	**No. of Shares**	**Subscription Price**
30.10.97	R M Ricci	5.12.06	36,820 ("U")	£31,510.56

It was resolved that a total of 36,820 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	**No. of Shares**	**Premium per Share (p)**
R M Ricci	36,820	83.08p

1.3 It was further resolved that the secretary be instructed:

1.3.1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 36,820 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01;

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....

Chairman

Company	Cobham PLC
TIDM	COB
Headline	Director/PDMR Shareholding
Released	16:43 04-Dec-06
Number	2124N

RNS Number:2124N
Cobham PLC
04 December 2006

COBHAM PLC

DIRECTORS' SHARE INTERESTS

Conditional awards of 253,810 ordinary shares made under the Cobham Long-Term Incentive Plan on 4th December 2003 to A J Stevens have lapsed. The lapse was as a result of the performance criteria subject to which the awards were made not being met.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	17:40 04-Dec-06
Number	2272N

RNS Number:2272N
Cobham PLC
04 December 2006

LETTER TO: COBHAM PLC DATED 29 NOVEMBER 2006

For the attention of Company Secretary

Companies Act 1985 (as amended) (the "Act")

Section 198 disclosure by HBOS plc on its own behalf and on behalf of those of its subsidiaries which hold a material interest in the Ordinary 2.5p shares comprising part of the relevant share capital of Cobham plc ("the Company")

Pursuant to Section 198 of the Act, we hereby give the Company notice that we no longer have a notifiable material interest (for the purposes of Sections 208 and 209 of the Act) in the Ordinary 2.5p shares comprising part of the relevant share capital (as defined in the section 198 of the Act) of the Company.

LETTER FROM: HBOS plc

This information is provided by RNS
The company news service from the London Stock Exchange

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